SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Financial Information

Tele Celular Sul Participações S.A.

Three-months period ended September 30, 2003
With Special Review Report of the Independent Auditors

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.	Corporate Legislation September 30, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Registration with the CVM does not imply anY ANALYSIS OF the company. company management is responsible for the accuracy of the information PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TELE CELULAR SUL PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number - CNPJ 02.558.115/0001-21
4 - State Registration Number - NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Rua Comendador Araújo, 299			2 - SUBURB OR DISTRICT Centro
3 - POSTAL CODE 80420-000	4 - MUNICIPALITY Curitiba	5 - STATE PR
6 - AREA CODE 41	7 - TELEPHONE 312-6893	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 41	12 - FAX 312-6520	13 - FAX -	14 - FAX -	-
15 - E-MAIL rcoradin@timsul.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Paulo Roberto Cruz Cozza
2 - ADDRESS Rua Comendador Araújo, 299			3 - SUBURB OR DISTRICT Centro
4 - POSTAL CODE 80420-000	5 - MUNICIPALITY Curitiba	6 - STATE PR
7 - AREA CODE 41	8 - TELEPHONE 312-6702	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX -
12 - AREA CODE 41	13 - FAX 312-6520	14 - FAX -	15 - FAX -	-
16 - E-MAIL pcozza@timsul.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2003	12.31.2003	3	07.01.2003	09.30.2003	2	04.01.2003	06.30.2003
9 - INDEPENDENT ACCOUNTANT Ernst & Young Auditores Independentes S.S						10 - CVM CODE 00471-5
11 - PARTNER RESPONSIBLE Marcos Antonio Quintanilha					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 006.840.298-80

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 09.30.2003	Prior quarter 06.30.2003	Same quarter in prior year 09.30.2002
Paid-up capital
1 - Common	134,452,842	134,452,842	129,357,834
2 - Preferred	222,025,630	222,025,630	213,612,106
3 - Total	356,478,472	356,478,472	342,969,940
Treasury stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP Local Private
4 - ACTIVITY CODE 1990100 - Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 - TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)
01	04.17.2003	339,163	29,229	Capital reserve	13,508,532	2.1637600000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 09.30.2003	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 – Code	2 – Description	3 – 09.30.2003	4 – 06.30.2003
1	Total assets	946,145	933,240
1.01	Current assets	8,864	23,393
1.01.01	Cash and cash equivalents	73	88
1.01.01.01	Banks	55	63
1.01.01.02	Marketable securities	18	25
1.01.02	Receivables	0	0
1.01.03	Inventories	0	0
1.01.04	Others	8,791	23,305
1.01.04.01	Recoverable taxes	1,550	3,624
1.01.04.02	Deferred taxes	5,754	5,354
1.01.04.03	Interest on shareholders’ equity	0	12,442
1.01.04.04	Other current assets	1,487	1,885
1.02	Long-term assets	1,139	1,267
1.02.01	Other Receivables	0	0
1.02.02	Receivables from related companies	0	140
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	140
1.02.02.03	Other related companies	0	0
1.02.03	Other long-term assets	1,139	1,127
1.02.03.01	Deferred taxes	1,093	1,072
1.02.03.02	Other	46	55
1.03	Permanent assets	936,142	908,580
1.03.01	Investments	936,074	908,509
1.03.01.01	In associated companies	7,212	8,146
1.03.01.02	In Subsidiaries	917,017	888,122
1.03.01.03	Others	11,845	12,241
1.03.02	Property, plant and equipment	68	71
1.03.03	Deferred charges	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 – Code	2 – Description	3 – 09.30.2003	4 - 06.30.2003
2	Total liabilities and shareholders' equity	946,145	933,240
2.01	Current liabilities	20,912	34,526
2.01.01	Debt – current portion	0	0
2.01.02	Debentures – current portion	0	0
2.01.03	Suppliers	3,430	4,420
2.01.04	Taxes, charges and contributions	430	3,298
2.01.05	Dividends payable	3,079	3,198
2.01.06	Provisions	0	0
2.01.07	Accounts payable to related companies	2,971	11,981
2.01.08	Others	11,002	11,629
2.01.08.01	Salaries, social charges and benefits	10,822	9,768
2.01.08.02	Others	180	1,861
2.02	Long-term liabilities	3,215	3,153
2.02.01	Debt – long-term portion	0	0
2.02.02	Debentures – long-term portion	0	0
2.02.03	Provisions	3,215	3,153
2.02.03.01	Provision for pension plan	2,966	2,921
2.02.03.02	Provision for contingencies	249	232
2.02.04	Accounts payable to related companies	0	0
2.02.05	Others	0	0
2.03	Deferred income	0	0
2.05	Shareholders' equity	922,018	895,561
2.05.01	Paid-up capital	369,163	369,163
2.05.02	Capital reserves	148,565	148,565
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	327,602	327,602
2.05.04.01	Legal	23,795	23,795
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	8,655	8,655
2.05.04.07	Other revenue reserves	295,152	295,152
2.05.05	Retained earnings/accumulated deficit	76,688	50,231

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 07.01.2003 to 09.30.2003	4 - 01.01.2003 to 09.30.2003	5 - 07.01.2002 to 09.30.2003	6 - 01.01.2002 to 09.30.2003
3.01	Gross revenue from goods sold and services rendered	0	0	0	0
3.02	Deductions to gross revenue	0	0	0	0
3.03	Net revenue from goods sold and services rendered	0	0	0	0
3.04	Cost of goods sold and services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	25,868	83,165	18,204	48,401
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(3,025)	(7,281)	(1,983)	(5,491)
3.06.03	Financial, net	195	1,556	987	3,038
3.06.03.01	Financial income	803	2,791	1,153	3,796
3.06.03.02	Financial expenses	(608)	(1,235)	(166)	(758)
3.06.04	Other operating income	0	1,235	263	3,746
3.06.05	Other operating expenses	736	(1,425)	(501)	(2,915)
3.06.06	Equity interest in income of subsidiaries and associated companies	27,962	89,080	19,438	50,023
3.07	Operating profit (loss)	25,868	83,165	18,204	48,401
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income (loss) before taxes and participation	25,868	83,165	18,204	48,401
3.10	Provision for income tax and social contribution	589	(6,477)	233	30
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest over shareholders’ capital	0	0	0	0
3.15	Net income (loss) for the period	26,457	76,688	18,437	48,431
	Number of shares (thousand), excluding treasury stock	356,478,472	356,478,472	342,969,940	342,969,940
	Net income per share	0.00007	0.00022	0.00005	0.00014
	Net loss per share

1. Operations

(a) History

Tele Celular Sul Participações S.A. was formed in accordance with article 189 of Law 9,472/97 – General Telecommunications Law and based on Decree 2,546/98, as a result of the split-up of Telecomunicações Brasileiras S.A. that was approved at the Shareholders' Meeting held of Telecomunicações Brasileiras S.A. on May 22, 1998.

The Company is a listed entity directly controlled by Tim Brasil Serviços e Participações (previously Bitel Participações S.A.) which has a shareholding of 52.51% of the voting capital and 22,21% of the total capital.

(b) Corporate Reorganization

On November 19, 2002, the shareholders approved the corporate reorganization process, in which all shares issued by Telesc Celular S.A. and CTMR Celular S.A., previously owned by Tele Celular Sul Participações S.A., were fully transferred to Telepar Celular S.A.

The restructuring process was performed through out the change of Telesc Celular S.A. and CTMR Celular S.A. shares by shares issued by Telepar Celular S.A., resulting in the ownership of Telesc and CTMR being assumed by Telepar. Telesc and CTMR were turned fully subsidiaries of Telepar. The new shares issued by Telepar as a result of the capital increase, were given to the shareholders of Telesc and CTMR.

On July 31, 2003 with the previous approval of ANATEL-Agência Nacional de Telecomunicações, the independent regulatory agency, the Telepar Celular S.A. and its subsidiaries Shareholders Meeting approved the Board of Directors proposal to the incorporation of the Telesc Celular S.A. and CTMR Celular S.A. equity. At the same meeting Telepar has changed its name from Telepar Celular S.A. to TIM Sul S.A.

The corporate reorganization, through out the incorporation of Telesc and CTMR, was due to the objective of the Company and its subsidiaries to create an operational integration between the subsidiaries, which will allow the sharing of the knowledge of the businesses and consequent costs reduction of maintenance of three separate entities.

As the Telepar Celular S.A. was the unique Telesc and CTMR shareholder, its equity did not increase and as consequence, the share emission, due to the fact that Telesc and CTMR equity had already been recorded in its Financial Statement. Due to the incorporation process, the Telesc and CTMR shares kept by Telepar Celular S.A. were cancelled.

(c) Company subsidiaries

The Company is the controlled ownership of Tim Sul S.A., acting in an integrated way with its subsidiary, and their operational and administrative costs are allocated based on the proportion of the benefits generated. The Company has also participation in the affiliated company Timnet.com S.A.

The subsidiary Tim Sul S.A. is a provider of mobile telephony services in the states of Paraná (except for Londrina and Tamarana), Santa Catarina and Rio Grande do Sul (only the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu)

Timnet.com S.A. was created on July 13, 2000, in order to provide internet access and related services to end users, internet hosting and other services, webdesigning, information technology and data processing services, and information technology and telecommunications consulting and technical support. The participation of the Company in Timnet.com S.A. is 20% and it is recorded as investment in affiliated companies. The Timnet.com S.A. financial statements were not consolidated into Tele Celular Sul Participações S.A., since the Company has no direct influence over Timnet administration.

(d) Technological platform

The subsidiary uses the TDMA technology in its cellular phone services and it is starting to change to GSM technology in this quarter.

(e) Migration from SMC to SMP

On December 10, 2002, the subsidiaries of the Company converted their prior concessions to provide services in the SMC – Serviço Móvel Celular, or the Cellular Communication Service (CCS), into authorizations to provide services in the SMP – Serviço Móvel Pessoal, or the Permanent Communication Service (PCS).

The migration to the authorizations of SMP, resulted in a set of regulated obligations to the telecommunication companies. These obligations include new quality services standards and the introduction of the CSP Program – Programa de Código de Seleção de Prestadora, or Telecommunication Service Provider Selection Code, which will allow the subscribers to choose the long distance carriers on a per call basis. Furthermore, the companies will have the right to determine the price of its services plans, which will subject of the ANATEL approval.

The authorized concession to the subsidiary is effective up to September 3, 2007, for Paraná State, September 30, 2008, for Santa Catarina State, and up to April 14, 2009, for Pelotas, Capão do Leão, Morro Redondo and Turuçu in the Rio Grande do Sul State. The concessions can be renewed in successive periods of 15 years, in an onerous basis.

2. Basis of Presentation of the Quarterly Financial Information

(a) Disclosure and issuance criteria

The parent company and consolidated quarterly financial information were prepared in accordance with the accounting principles adopted in Brazil and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), and the rules applicable to concessionaires of telecommunications public services.

Tele Celular Sul Participações S.A. is a publicly trade Company and has American Depository Receipts trade in the New York stock market. Based on that, it is subjected to the rules of the Security Exchange Commission (SEC) and shall also based on accounting principals generally accepted in the United States of America (US GAAP). According to the SEC rules and aiming to provide information to the public, the Company simultaneously prepares information in Reais in Portuguese and in English.

(b) Consolidated Quarterly Financial Information

The consolidated quarterly financial information includes consolidated assets, liabilities and result of operations of the Company and its subsidiary.

The description of main consolidation procedures is as follows:

I.	Elimination of assets and liabilities balances between the controlled consolidated subsidiary;
II.	Elimination of investments, reserves and retained earnings of the subsidiary;
III.	Elimination of revenues and expenses generated by transactions between the companies;
IV.	Disclosure of the minority interest participation in the consolidated quarterly information.

3. Summary of Significant Accounting Principles

The significant accounting practices adopted in the preparation of the quarterly information of the Company and its subsidiary are consistent with those in the preceding periods and are summarized below:

(a) Marketable securities

Represent transitory investments and are recorded at cost, plus interest incurred up to the quarterly information date.

(b) Trade accounts receivable

The amount represents services and products billed to customers, unbilled services rendered to customers, as well as amounts arisen from the use of the Company’s telecommunications networking by subscribers of other telecommunication companies.

The allowance for doubtful accounts is recorded based on an analysis prepared by management which considers the customer base profile, the aging of overdue accounts and the overall economic environment. Management believes the provision amount is considered sufficient to cover estimated losses of the receivables.

(c) Inventories

Inventories primarily include cellular handset equipment which are stated at average acquisition cost net of the provisions for realization value adjustment, whenever applicable.

(d) Investments

Represent the permanent investments in subsidiary and affiliated company and the goodwill of the additional shares acquired from TIM Sul S.A. The ownership in the subsidiary and affiliated is recorded based on equity. The accounting practices adopted by the subsidiary and affiliated company are consistent to the ones adopted by the Company.

(e) Property, plat and equipment

These are stated at purchase and/or construction cost, net of accumulated depreciation calculated on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, in order to record an impairment allowance for such assets.

(f) Deferred charges

Represent expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such costs represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Maintenance and training costs are expenses as incurred.

(g) Income tax and social contribution

These are calculated and recorded based on the effective tax rates prevailing on the date of the Quarterly Information. Deferred taxes are recorded on timing differences and on tax losses and negative social contribution bases, when applicable. Based on the Brazilian Tax Legislation, the fiscal losses related to income taxes and negative social contribution bases have no prescription time, and may be used to compensate future taxable income up to a limit of 30% of such taxable income.

Based on the business plan for the next years and on the implemented restructuring process, as described in Note 1.b, management expects the deferred tax credit recorded by the subsidiary Tim Sul S.A. be realized in 4 years.

(h) Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(i) Provision for contingencies

The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal council, and is considered sufficient to cover losses and risks classified as probable.

(j) Provision for compensated absences

Vacations and other employee benefits are recorded as the employees earn them.

(k) Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), and roaming charges. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are monthly recorded and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(l) Financial income (expenses)

Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and gain/losses on swaps contracts, which are recognized on an accrual basis.

(m) Employees’ bonus performance premium

As the operating targets are met, the Company records a provision for employees bonus performance premium, subjected to approval by the Annual General Meeting of Shareholders. Such expenses are recorded as “general and administrative expenses”.

(n) Minority interest

The minority interest corresponds to the interest of the minority shareholders in the Company.

(o) Use of estimates

The preparation of the quarterly information in accordance with accounting principles adopted in Brazil requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

4. Marketable securities

On 30, September, the consolidated amount of marketable securities is the following:

Consolidated

	09/2003	06/2003

Banco do Brasil S.A.	499,478	428,080
Unibanco S.A.	31,814	30,078
HSBC Bank	19,187	43,814
Citibank S.A.	9,003	15,769
Banco Santander	12,710	11,819
Banco Votorantim	2,256	2,135
Banco Real S.A.	-	930
Bank Boston S.A.	4,046	268

	578,494	532,893

These are financial investments through Banco do Brasil S.A., in Federal Government securities and banking deposits certificates (CDB), with average interest of 104% of the Interbank Deposit Certificate (CDI) rate. The maturity date is between 2003 and 2005. However, the investments can be released at any time, without any losses in relation to the interest already recognized.

5. Accounts receivable

Consolidated

	09/2003	06/2003

Services billed	41,675	42,825
Unbilled services	41,923	39,999
Network usage	47,746	38,026
Sales of equipments	60,071	56,461

	191,415	177,311
Allowance for doubtful account	(9,576)	(9,912)

	181,839	167,399

Aging list
Not due amounts	167,078	150,193
Past due amounts
Up to 60 days	14,373	16,372
Aging list
Over 60 days	9,964	10,746

5. Accounts receivable - continued

The changes in the allowance for doubtful accounts were as following:

	09/2003	06/2003

Beginning balance	(9,912)	(9,192)
Provision debited as selling expenses	-	(720)
	336	-

Ending balance	(9,576)	(9,912)

6. Inventories

Consolidated

	09/2003	06/2003

New handsets, accessories, cards and kits	12,460	8,275
Used handsets	1,358	1,655
Provision for realization value adjustment	(1,025)	(1,319)

	12,793	8,611

7. Recoverable Taxes – current and long term

	Parent Company		Consolidated

	09/2003	06/2003	09/2003	06/2003

Recoverable taxes
Income tax
Prepayments	432	-	11,181	11,535
Withholding tax on financial investments	126	1,428	6,936	7,288
Withholding tax on interest over shareholders’ capital	833	2,196	833	9,503
Social Contribution	-	-	-
Prepayments	159	-	3,762	7,918
VAT State (ICMS)	-	-	11,748	10,557
PIS	-	-	32	445

	1,550	3,624	34,492	47,246

Current	1,550	3,624	29,611	42,536
Non-current receivables	-	-	4,881	4,710

8. Deferred Taxes – current and long term

	Parent Company		Consolidated

	09/2003	06/2003	09/2003	06/2003

Deferred taxes
Loss carryfowards	4,788	4,689	57,962	62,270
Timing differences
Exchange loss variation	-	-	-
Allowance for doubtful accounts	-	-	3,450	4,183
Amortization related to goodwill paid on privatization	-	-	4,504	4,504
Provision for contingencies	84	79	3,454	3,365
Employees bonus performance premium	966	665	1,191	802
Provision for pension plan	1,009	993	1,008	993
Provision for reduction to market value of inventories	-	-	348	448
Depreciation of lended handsets	-	-	4,766	3,846
Tax benefit related to goodwill paid on privatization	-	-	122,136	128,454

Total	6,847	6,426	198,819	208,865

Current	5,754	5,354	49,538	51,313
Noncurrent	1,093	1,072	149,281	157,552

At September 30, 2003, the Company and its subsidiary Telepar Celular S.A. had consolidated operating loss carry-forwards totaling R$170,551 and R$170,656 for income tax and social contribution purposes, respectively. The loss carry-forwards have no expiration date and are available to offset up to 30% of the Companies’ future taxable income in given year.

The tax benefit related to goodwill paid on privatization is related to the future tax benefit arisen from de restructuring plan approved by the Extraordinary Shareholders General Meeting at June 30, 2000. In that date the goodwill paid by the shareholders in the privatization process was transferred to Tele Celular Sul Participações S.A. and its subsidiary. The counter-entry to the recognition of the tax benefit balance is recognized directly in shareholders equity as a capital reserve and is being amortized with rates and amounts calculated based on the estimated future profitability and in the length time of the concessions, which will terminated in 2008. The goodwill amortization was recorded as “Other operating expenses”. As of September 30, 2003, R$18,870 (R$20,273 at September 30, 2002) related to such goodwill were realized. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensure the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. The capital reserve recorded by the Company represents its rights to the future capitalizations. (see note 21-b).

8. Deferred Taxes – current and long term – continued

Based on projections made by the Company, the deferred tax assets (long term) will be realized as follows:

	Parent company	Consolidated

	09/2003	09/2003

2004	1,093	18,864
2005	-	38,538
2006	-	38,538
2007	-	38,538
2008	-	14,803

	1,093	149,281

9. Related parties transactions

TIM Sul S.A.

Assets

Dividends and interest on shareholders’ equity
09/2003	-
06/2003	12,442

Liabilities

Loans - current
09/2003	2,971
06/2003	11,981

Other information

Financing revenues
09/2003	1,125
09/2002	95

Financing expenses
09/2003	(775)
09/2002	(26)

Administrative services distributed
09/2003	36,871
09/2002	25,902

9. Related parties transactions - continued

	Consolidated X Subsidiaries

	Tele Nordeste Partic. S.A.	Maxitel Celular S.A.	TIM Celular S.A.	TIM Brasil S.A.	Total

Assets

Other credits
09/2003	11	10	345	771	1,137
06/2003	52	43	-	-	95

Liabilities

Other liabilities
09/2003	13	13	113	527	666
06/2003	51	67	-	28	146

Other information

Financing revenues
09/2003	-	-	2	10	12
09/2002	-	-	136	8	144

Other revenues
09/2003	342	288	-	-	630
09/2002	478	4,540	-	-	5,018

Cost of services – selling expenses
09/2003	(385)	(417)	-	(98)	(900)
09/2002	(381)	(300)	-	-	(681)

The Company operates in an integrated way with its subsidiary and the normal costs of their operational and administrative structure are allocated to the subsidiary based on the proportion of the benefits generated, which amounts are demonstrated as administrative services distributed. In the Company’s income statements, such amounts are allocated in different expenses and costs accounts.

The related parties transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate, as well as corporate, operating and administrative costs allocation.

10. Judicial deposit (consolidated)

At September 30, 2003, the judicial deposits of R$12,007 (R$11,944 – 06/2003), represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. The Company, based on its legal advisor opinion, believes that will win this cause; therefore it did not constitute a contingency reserve for this amount.

11. Investments

	09/2003	06/2003

Investments
Subsidiary	917,017	888,122
Affiliated	7,212	8,146
Other	11,845	12,241

	936,074	908,509

a) Information of investments in the subsidiaries

TIM Sul S.A

Number of shares (in thousands)
Common	6,732,144
Preferred	8,261,952
Interest in the capital	81.32%
Shareholders’ equity	1,093,539
Net income of the period	114,491

11. Investments - continued

b) Changes in the investments in the subsidiaries

09/2003

Investment at 12/31/2002	848,960
Interest on shareholders’ equity	(23,989)
Equity result	92,046

Investment at 09/30/2003	917,017

12. Property, Plant and Equipment - Consolidated

		09/2003		06/2003

	Annual depreciation rate%	Cost	Accumulated depreciation	Net value	Net value

Automatic commutation equipment (switches)	14.29	252,332	(127,596)	124,736	115,199
Automatic transmission equipment	14.29	828,010	(534,853)	293,157	307,329
Lended handsets	5.00	30,132	(22,567)	7,565	7,964
Network infrastructure	33.33	171,590	(74,705)	96,885	95,827
Software and hardware	20.00	46,639	(25,200)	21,439	22,508
Others	10.00	7,935	(4,580)	3,355	3,452
Intangible assets	20.00	37,262	(15,822)	21,440	20,505
Use license	20.00	17,557	(944)	16,613

Property, plant and equipment		1,391,457	(806,267)	585,190	572,784
Construction in progress		22,319	-	22,319	17,690

TOTAL		1,413,776	(806,267)	607,509	590,474

(a) Interest capitalization

During the nine months period ended September 30, 2003, it was capitalized in Property, Plant and Equipment an amount of R$1,102 (R$495 in the six months period ended June 30, 2003) related to financing of debt transactions contracted to finance certain assets in construction.

12. Property, Plant and Equipment – Consolidated - continued

(b) Leases

The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. During the nine months period ended on September 30, 2003 and 2002 the consolidated lease expenses under those agreements were R$6,004 and R$5,457, respectively.

(c) Recoverability of property, plant and equipment

As described in Note 1-d, the Company and its subsidiary starting the implementation of the GSM technology in their networking during the second semester of 2003, in addition to the actual TDMA technology. As both, TDMA and GSM technology will be used together by the Company, none adjustment to the Company’s assets was considered necessary, as a result of the introduction of the new GSM technology.

(d) Use license

At July, 2003 the Company acquired the grant of Radiofrequence blocks of use authorizations of the Grant General Plan sections – PGO, associated at the service authorization of the SMP – Personal Movel Service.

The authorization is valid during the period of the render service of the SMP – Personal Movel Service, as described at the note “1-d”, that is the period of this assets amortization.

The liability amount of this grant will be subjected to the IGP-DI (Índice Geral de Preços – Disponibilidade Interna) fluctuation, from the Grant Term date until the payment date, if the payment will be made until twelve month of the Grant Term, added of simple interest of the 1% (one per cent) per month. The liability is recorded in the current liability as Use License.

13. Deferred charges (consolidated)

	09/2003	06/2003

Software development costs	91,703	91,703
Accumulated amortization of software development costs	(52,414)	(47,891)

	39,289	43,812

14. Accounts payable

	Parent Company		Consolidated

	09/2003	06/2003	09/2003	06/2003

Suppliers	3,430	4,420	95,022	99,820
Network usage service	-	-	14,278	14,560

	3,430	4,420	109,300	114,380

15. Debt – Consolidated

	09/2003	06/2003

Foreign currency - United States dollars
Supplier - Subject to exchange variation and interest from 6.61% to 7.3% p.a. These	2,438	2,165
transactions were swapped to CDI.

Eximbank – refers to a direct financing with the Export and Import Bank of the United	21,426	31,529
States (EXIMBANK), subject to exchange variation and interest of 7.03% p.a. This transaction was swapped to CDI.

	23,864	33,694
Local currency
BNDES – Banco Nacional de Desenvolvimento Econômico e Social. The financing is	61,620	64,624
comprised by 69% subjected to the TJLP rate (12.00% p.a) plus spread of 4% p.a. The remaining 31% is updated based on a mix of indexes (8.34% p.a.), plus spread of 4% p.a.
This financing was swapped to CDI.

	61,620	64,624

Total debt	85,484	98,318

Current portion	41,905	41,039
Long-term liabilities	43,579	57,279

15. Debt – Consolidated - continued

Maturity dates	09/2003

2004	5,001
2005	19,376
2006	18,721
2007	481

43,579

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company was in compliance with all the restrictive clauses at September 30, 2003.

16. Debentures

In 2000 TIM Sul S.A. issued 20,000 debentures, non-convertible in stock, that were paid on October 2, 2003.

17. Salaries and related charges

	Parent Company		Consolidated

	09/2003	06/2003	09/2003	06/2003

Salaries	1,279	1,193	1,681	1,586
Social charges	6,022	6,030	7,291	7,252
Other labor benefits	681	587	818	676
Employees bonus performance premium	2,840	1,958	3,501	2,362

	10,822	9,768	13,291	11,876

18. Taxes and contributions payable – current and non-current

	Parent Company		Consolidated

	09/2003	06/2003	09/2003	06/2003

Income tax	308	1,875	2,744	1,875
Social contribution tax	112	699	1,011	1,570
ICMS	-	-	117,391	117,396
PIS	3	255	584	1,505
COFINS	7	469	3,632	5,353
Fistel Fee	-	-	643	501
FUST	-	-	395	415
FUNTTEL	-	-	197	208
Other	-	-	120	22

	430	3,298	126,717	128,845

Current portion	430	3,298	65,148	64,393
Long-term liabilities	-	-	61,569	64,452

Maturity dates	09/2003

2004	4,684
2005	30,394
2006	18,362
2007	8,129

61,569

The subsidiary Telepar Celular S.A. has a tax benefit of postponing 48 months the ICMS (State VAT) to be paid, which is updated on UP/PR, and that was given by the Paraná State government in a program called “Programa Paraná Mais Emprego”.

19. Contingencies provision

	Parent Company		Consolidated

	09/2003	06/2003	09/2003	06/2003

Labor	182	165	2,568	2,565
Fiscal	-	-	41	29
Civil	67	67	7,555	7,304

	249	232	10,164	9,898

There is no provision accrued for all those cases in which the Company’s legal advisors believe that the Company is going to succeed, including the lawsuit questioning the ICMS (VAT State) as mentioned in Note 10.

Civil claims

The provision for civil claims represents claims filed by former customers in connection with billing disputes.

Labor claims

The provision for labor claims represents management's estimate of probable losses in relation to the various suits filed by former employees.

Fiscal claims

The provision for civil claims represents different interpretation by the Fiscal Law, in which management estimates the tax authorities can obtain success.

20. Pension Plan

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebrás system, under the administration of the Fundação Sistel de Seguridade Social – Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

20. Pension Plan -- continued

Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebrás System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV, in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

The majority or 90% of the participants of the prior plans migrated to the new plan up to January 29, 2003, which was dead line for the migration to the new plan.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

  Regular retirement pension

  Anticipated retirement pension

  Invalid (disability) pension

  Deferred proportional benefit

  Death pension

As successor in the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, the Company sponsors the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

Considering the nature of the granted benefits, based on the new pension plan (TIMPREV), none actuarial liabilities were recorded on September 30, 2003. During the nine months period ended on September 30, 2003, the consolidated and Company’s expenses related to TIMPREV totaled R$17.

21. Net equity - Company

(a) Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, up to the limit 700 billion of common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

The limit to increase the Company’s capital will be increased based on approval of an Extraordinary General Meeting, when the capital was fully utilized or when the difference between such limit and the subscribed capital was not sufficient to guarantee the capitalization plan for the year.

On March 18, 2003, the Shareholders’ Meeting approved a capital increase of R$29,229, through the issuing of 5,095,007,583 common shares and 8,413,524,457 preferred shares with no par value on behalf of Bitel Participações S.A. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of Tele Celular Sul Participações S.A., as permitted by CVM Instruction No.319/99, Article 7, Paragraph 1.

At the same Sharehoders’ Meeting, it was approved a capital increase of the Company, without issuance of new shares, based on the exceeding resources remaining from the retained income account and income reserves in amount of R$15,000 and also R$268, related to a goodwill reserve not used, totaling R$15,268.

At September 30, 2003, capital was represented by the following shares with out nominal value:

	Common	Preferred	Total
Quantity (in million of shares)	134,453	222,025	356,478
Amount (R$)	139,237	229,926	369,163

The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative, 6% dividend based upon their nominal capital value and to priority over the common shares in the case of liquidation.

The preferred shareholders can alternatively receive dividend per share corresponding to 3% of net equity per share, whenever the established dividend in accordance with this criterion is higher than the dividend calculated in accordance with the prior criterion, described in the preceding paragraph.

21. Net equity – Company -- continued

(b) Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring implemented in 2000 (see note 8). A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders, in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(c) Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

(d) Dividends

The dividends are being calculated in accordance with the Company’s by Laws and with Brazilian Corporate Law.

According to the Company’s by Laws, the Company should distribute as minimum dividends at each fiscal year ending December 31, considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income.

(e) Special reserve for dividends

During 2001, the Shareholders Meeting approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$19,257, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand.

At March 18, 2003 the Shareholders Meeting, based on the Company’s management proposal to the distribution of the net income for the year ended December 31, 2002, approved the realization of part of the special reserve for dividends in the amount of R$10,602, leaving a remaining portion of R$8,655 to be realized in the future.

21. Net equity – Company -- continued

(f) Income reserve for expansion

This reserve is constitute as determined by Instruction CVM 59/86 to be used in the expansion of the Company’s networking.

(g) Stock option plan

Considering the paragraph 3 of article 168 of Law 6,404/76, the Company can deliberate option to acquire shares to its executives, employees and services providers to the Company or subsidiaries, based on a plan approved by the Shareholders Meeting.

At May 2 2001, the Company shareholders approved an employee stock option plan, with the following objectives:

i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends; ii) to make available to key employees certain compensatory arrangements based on market value increase; and iii) to align generally the interests of key employees and the interests of shareholders.

The Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company’s capital stock on May 2, 2001.

The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the São Paulo Stock Exchange (“Bovespa”), on May 2, 2001. The stock option plan has a four-year term and will expire in 2005. No option may be exercised after four years from the date it was granted.

The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes).

Up to September 30, 2003, none option granted to the Company’s key employees was exercised. At September 30, 2003, the closing price per 1,000 preferred shares was set as R$2.71 (R$2.38 at June 30, 2003) at the São Paulo Stock Exchange, which price was lower than the option exercise price per 1,000 preferred shares at the granted date.

22. Statement of Changes in Shareholders’ Equity for the Period

Balance at December 31, 2002	845,330
Net income for the period	76,688
Balance at September 30, 2003	922,018
Net equity book value per thousand of shares (in Reais)	2,59

23. Net Operating Revenue

	Consolidated
	09/2003	09/2002
Revenues from telecommunication services
Subscriptions	168,025	146,651
Usage	328,344	314,362
Long distance	18,480	-
Use of network	291,434	256,384
Other services	33,344	5,669
	839,627	723,066

Sale of products	152,556	103,833
Gross revenues	992,183	826,899

Deduction from Gross revenues
Taxes	(189,110)	(155,244)
Discounts	(33,942)	(30,999)
Other	(45)	(1,313)
	(223,097)	(187,556)
	769,086	639,343

24. Cost of Services Rendered and Goods Sold

	Consolidated
	09/2003	09/2002
Salaries and social contribution charges	(6,984)	(6,860)
Third-party services	(22,986)	(12,528)
Interconnection	(112,005)	(96,396)
Depreciation and amortization	(126,209)	(122,615)
Cost of goods sold	(139,994)	(93,553)
Other	(1,017)	(740)
	(409,195)	(332,692)

25. Selling Expenses

	Consolidated
	09/2003	09/2002
Salaries and social contribution charges	(17,039)	(15,198)
Third-party services	(84,129)	(69,488)
Allowance for doubtful accounts and provision for losses	(15,547)	(23,659)
Fistel	(21,706)	(17,532)
Depreciation and amortization	(10,330)	(10,148)
Other	(2,384)	(549)
	(151,135)	(136,574)

26. General and Administrative Expenses

	Parent Company		Consolidated
	09/2003	09/2002	09/2003	09/2002
Salaries and social contribution charges	(4,312)	(3,802)	(16,748)	(14,703)
Third-party services	(1,674)	(1,548)	(33,950)	(23,539)
Depreciation and amortization	(11)	(12)	(21,166)	(16,021)
Other	(99)	(129)	(5,563)	(4,401)
	(6,096)	(5,491)	(77,427)	(58,664)

During the nine-months period ended September 30, 2003, the Company and subsidiary paid R$1,724 (R$1,749 at September 30, 2002) to management members.

27. Other Operating Income

	Parent Company		Consolidated
	09/2003	09/2002	09/2003	09/2002
Fine over telecommunication services			2,638	2,629
Reversion of the Provision for reduction to market value inventory			--	615
Others	1,235	3,746	5,004	11,786
	1,235	3,746	7,642	15,030

28. Other Operating Expenses

	Parent Company		Consolidated
	09/2003	09/2002	09/2003	09/2002
Expenses
PIS/COFINS over interest on shareholders’ equity	(1,116)	--	(4,604)	--
Taxes and contributions	(176)	(123)	(5,790)	(937)
Amortization of goodwill	--	(1,321)	(18,971)	(20,273)
Provision for contingencies	(113)	--	(1,215)	(2,841)
Other	(1,205)	(1,471)	(3,128)	(3,683)
	(2,610)	(2,915)	(33,708)	(27,734)

29. Income Tax and Social Contribution

The provision for income tax is calculated at the rate of 15%, plus an additional 10% on taxable income. The provision for social contribution is calculated at the rate of 9% on income before income tax, adjusted in accordance with current tax legislation.

The current and deferred income tax and social contribution are comprised as follows:

	Parent Company		Consolidated
	09/2003	09/2002	09/2003	09/2002
Current income tax	(4,649)	501	(17,626)	(16,174)
Current social contribution	(1,699)	187	(6,458)	(5,810)
Deferred income tax	(94)	(444)	(3,549)	2,913
Deferred social contribution	(35)	(214)	(1,280)	(1,082)
	(6,477)	30	(28,913)	(20,153)

29. Income Tax and Social Contribution -- continued

Reconciliation of the taxes recorded in the income statement is as follows:

	Parent Company		Consolidated
	09/2003	09/2002	09/2003	09/2002
Income tax
Income before taxes	83,165	48,401	126,988	79,147
Interest on shareholders’ equity received	23,989	--	(104,500)
Interest on shareholders’ equity paid	--	--	98,989
Equity result	(89,080)	(50,023)	4,024	4,617

Basis of calculation	18,074	(1,622)	125,501	83,764

Standard rate - 25%	(4,519)	405	(31,376)	(20,941)

Permanent differences
Goodwill amortization	(297)	(330)	8,896	8,867
Others	73	(18)	1,305	(1,188)
	(224)	(348)	10,201	7,679
	(4,743)	57	(21,175)	(13,262)

Social contribution
Income before taxes	83,165	48,401	126,988	79,147
Interest on shareholders’ equity received	23,989	--	(104,500)
Interest on shareholders’ equity paid	--	--	98,989
Equity results	(89,080)	(50,023)	4,024	4,617

Basis of calculation	18,074	(1,622)	125,501	83,764

Standard rate - 9%	(1,627)	146	(11,295)	(7,539)

Adjustment of rate (9% to 8% in 2002)				(2,131)

Permanent differences
Goodwill amortization	(107)	(119)	3,203	3,192
Others	--	(54)	354	(413)
	(107)	(173)	3,557	2,779
	(1,734)	(27)	(7,738)	(6,891)
Total income tax and social contribution	(6,477)	30	(28,913)	(20,153)

30. Financial Instruments

The Company and its subsidiary carry out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

On September 30, 2003, the Company and its subsidiary invested their financial resources mainly in investments backed by Certificados de Depósito Interbancário (CDIs - Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of September 30, 2003 for transactions with similar characteristics, as below.

	Book Value	Market Value

Long-term loans and financing and debentures	309,380	309,888

(a) Loans and financing

Fair values of loans and financing demonstrated above are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks or based on the market quotations for such operations. The total liabilities denominated in United States dollars totaled R$23,864 (R$33,694 at June 30, 2003).

In addition to those financial instruments, the subsidiary Tim Sul S.A. has Swap Contracts between US Dollars and mix of currencies (BNDES) to CDI, in the amount of R$2,870 (R$5,494 on June 30, 2003), with due dates between 2003 and 2007. On September 30, 2003, the Company had a loss in its Swap agreements in the amount of R$20,435 (R$17,238 on June 30, 2003), which was recorded as financing expenses and a contra account of loans and financing.

(b) Limitations

The market values were estimated at a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

30. Financial Instruments -- continued

(c) Risk factors

The risk factors affecting the Company’s instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At September 30, 2003, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results. The Company is also a part in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates.

(ii) Credit operating risk

The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems. The Company generally does not require collateral from its customers.

(iii) Credit risk related to the sale of telephone sets

The Company’s policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

30. Financial Instruments -- continued

(iv) Financial credit risk

The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

31. Insurance coverage

As of September 30, 2003, the Company presents insurance cover against fire and various risks for the inventories and fixed assets, based on amounts considered sufficient to cover eventual losses, considering management assessment of the risks and amounts involved.

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.	Corporate Legislation June 30, 2003

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry - CNPJ
0176-9	Tele Celular Sul Participações S.A.	02.558.115/0001-21

05.01 - Comments on Company Performance

See “08.01- Comments on the consolidated company performance in the quarter.”

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

06.01 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 – 09.30.2003	4– 06.30.2003
1	Total assets	1,702,200	1,666,521
1.01	Current assets	869,754	836,143
1.01.01	Cash and cash equivalents	587,277	535,513
1.01.01.01	Banks	8,783	2,620
1.01.01.02	Marketable securities	578,494	532,893
1.01.02	Receivables	181,839	167,399
1.01.02.01	Receivables from customers	181,839	167,399
1.01.03	Inventories	12,793	8,611
1.01.04	Other current assets	87,845	124,620
1.01.04.01	Recoverable taxes	29,611	42,536
1.01.04.02	Deferred taxes	49,538	51,313
1.01.04.03	Prepaid expenses	6,485	12,688
1.01.04.04	Advances to suppliers	843	16,743
1.01.04.05	Other	1,368	1,340
1.02	Long-term assets	166,571	174,703
1.02.01	Other receivables	154,162	162,262
1.02.01.01	Recoverable taxes	4,881	4,710
1.02.01.02	Deferred taxes	149,281	157,552
1.02.02	Receivables from related companies	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	12,409	12,441
1.02.03.01	Judicial deposits	12,007	11,944
1.02.03.02	Other	402	497
1.03	Permanent assets	665,875	655,675
1.03.01	Investments	19,077	21,389
1.03.01.01	In associated companies	7,212	8,146
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other	11,865	13,243
1.03.02	Property, plant and equipment	607,509	590,474
1.03.03	Deferred charges	39,289	43,812

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

06.02 – CONSOLIDATED BALANCE SHEET (In Thousands of Reais)

1 – Code	2 – Description	3 – 09.30.2003	4 – 06.30.2002
2	Total liabilities and shareholders' equity	1,702,200	1,666,521
2.01	Current liabilities	485,383	466,528
2.01.01	Debt – current portion	41,905	41,039
2.01.02	Debentures – current portion	223,896	211,689
2.01.03	Suppliers	109,300	114,380
2.01.04	Taxes, charges and contributions	65,148	64,393
2.01.05	Dividends payable	4,589	7,219
2.01.05.01	Interest attributed to shareholders’ capital	3,308	5,929
2.01.05.02	Dividends payable	1,281	1,290
2.01.06	Provisions	0	0
2.01.07	Payable to related companies	0	0
2.01.08	Other	40,545	27,808
2.01.08.01	Salaries, charges and social benefits	13,291	11,876
2.01.08.02	Use License	16,225	0
2.01.08.03	Other liabilities	11,029	15,932
2.02	Long-term liabilities	118,278	134,550
2.02.01	Debt	43,579	57,279
2.02.02	Debentures	0	0
2.02.03	Provisions	13,130	12,819
2.02.03.01	Provision for pension plan	2,966	2,921
2.02.03.02	Provision for contingencies	10,164	9,898
2.02.04	Payable to related companies	0	0
2.02.05	Other	61,569	64,452
2.02.05.01	Taxes and contributions payable	61,569	64,452
2.03	Deferred income	0	0
2.04	Minority interest	176,521	169,882
2.05	Shareholders' equity	922,018	895,561
2.05.01	Paid-up capital	369,163	369,163
2.05.02	Capital reserves	148,565	148,565
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Associated/subsidiary companies' assets	0	0
2.05.04	Revenue reserves	327,602	327,602
2.05.04.01	Legal	23,795	23,795
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special reserve for undistributed dividends	8,655	8,655
2.05.04.07	Other revenue reserves	295,152	295,152
2.05.05	Retained earnings/accumulated deficit	76,688	50,231

07.01 - Consolidated Statement of Operations

1 – Code	2 – Description	3 - 07.01.2003 to 09.30.2003	4 - 01.01.2003 to 09.30.2003	5 – 07.01.2002 to 09.30.2002	6 - 01.01.2002 to 09.30.2002
3.01	Gross revenue from goods sold and services rendered	341,003	992,183	288,753	826,899
3.02	Deductions to gross revenue	-78,231	-223,097	-62,203	-187,556
3.03	Net revenue from goods sold and services rendered	262,772	769,086	226,550	639,343
3.04	Cost of goods sold and services rendered	-141,531	-409,195	-125,404	-332,692
3.05	Gross profit	121,241	359,891	101,146	306,651
3.06	Operating expenses/income	-76,334	-233,115	-69,462	-227,463
3.06.01	Selling	-52,460	-151,135	-37,371	-136,574
3.06.02	General and administrative	-26,247	-77,427	-25,460	-58,664
3.06.03	Financial, net	10,563	25,537	-1,179	-14,904
3.06.03.01	Financial income	33,818	108,763	73,071	114,977
3.06.03.02	Financial expenses	-23,255	-83,226	-74,250	-129,881
3.06.04	Other operating income	1,879	7,642	4,655	15,030
3.06.05	Other operating expenses	-9,135	-33,708	-8,209	-27,734
3.06.06	Equity interest in income of subsidiary and associated companies	-934	-4,024	-1,898	-4,617
3.07	Operating profit (loss)	44,907	126,776	31,684	79,188
3.08	Non-operating results	61	212	20	-41
3.08.01	Income	964	1,115	20	23
3.08.02	Expenses	-903	-903	0	-64
3.09	Income (loss) before taxes and participation	44,968	126,988	31,704	79,147
3.1	Provision for income tax and social contribution	-11,873	-28,913	-8,666	-20,153
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.01.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ capital	0	0	0	0
3.14	Minority interest	-6,638	-21,387	-4,601	-10,563
3.15	Net income (loss) for the period	26,457	76,688	18,437	48,431
	Number of shares (thousand), excluding treasury stock	356,478,472	356,478,472	342,969,940	342,969,940
	Net income per share	0.00007	0.00022	0.00005	0.00014
	Net loss per share

08.01 – Comments on Company Performance During the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Comments on consolidated performance – third quarter/2003

Operating Revenue

	R$ thousands
	3rd quarter/2003	3rd quarter/2002	September 2003 Accumulated	September 2003 Accumulated
Handset sales	63,859	45,806	152,556	103,833
Usage	88,467	102,581	328,344	314,363
Subscription	57,427	49,719	168,025	146,651
Use of network	99,322	89,945	291,434	256,384
Long distance	18,480	--	18,480	--
Other	13,448	1,422	33,344	5,669
Gross revenue	341,003	288,753	992,183	826,899
Taxes and other deductions	(78,231)	(62,203)	(223,097)	(187,556)
Net revenue	262,772	226,550	769,086	639,343

During the third quarter of 2003, the Company’s gross revenue amounted to R$341.0 million, an increase of 18.1% related to the third quarter of 2002. The main reason was the increase in the number of subscribers during the period and due to the increase in handsets sales.

At July 6, 2003 the Company introduced the CSP Program – Programa de Código de Seleção de Prestadora, or Telecommunication Service Provider Selection Code, which will allow the subscribers to choose the long distance carriers on a per call basis. The choice of the companies to the cellular phone calls is determined by the SMP – Serviço Móvel Pessoal, or the Permanent Communication Service with which the Company has been operating since December, 2002.

Beginning in the third quarter of 2003, due to the new tariff structure implemented to the SMP, the Long Distance Service Revenue has been recorded, which replaces part of the VC1 (calls originated by client into his service record area to people at the same service record area) and VC2 (calls originated by client in one record area to another record area, but inside the same Covered Area) revenues.

Costs and Operating Expenses

	R$ thousands
	3rd quarter/2003	3rd quarter/2002	September 2003 Accumulated	September 2003 Accumulated
Cost of goods sold and services rendered	99,081	84,160	282,986	210,077
Costs of services rendered (1)	44,684	39,813	142,992	116,524
Cost of goods sold	54,397	44,347	139,994	93,553
Selling expenses (1) e (2)	44,166	33,136	125,258	102,767
General and administrative expenses (1) e (3)	17,702	15,335	56,261	42,643
TOTAL	160,949	132,631	454,505	355,487
(1)	Depreciation and amortization not included
(2)	Allowance for doubtful account expenses not included
(3)	Employee’s profit sharing included in the first quarter of 2002

During the quarter ended September 2003, the costs and operating expenses totaled R$160.9 million, representing an increase of 21.0% in relation to the third quarter of 2002. The main reason for the increase was related to the following: a) increase in the number of subscribers; b) increase in the interconnection’s tariff; and c) increase in the volume of handsets sold.

The expenses of provision for doubtful accounts in the third quarter of 2003 summed R$5.0 million compared to the R$5.4 million in the third quarter of 2002.

The depreciation and amortization expenses amounted to R$61.9 million, including goodwill amortization, compared with R$59.7 million in the third quarter of 2002.

EBITDA

During the third quarter, EBITDA, by the international concept (operating result before net financing expenses, excluding depreciation and amortization) was R$95,8 million, representing an increase of 3.5% in relation to the third quarter of 2002. The EBITDA margin was 45.0% over net services revenues.

	R$ thousands
	3rd quarter/2003	3rd quarter/2002	September 2003 Accumulated	September 2003 Accumulated
Gross revenues	262,772	226,550	769,086	639,343
Operating income	44,905	31,684	126,776	79,188
Depreciation and amortization	54,261	50,230	157,705	148,784
Goodwill amortization	6,318	7,638	18,971	20,273
Equity in affiliated companies	934	1,898	4,024	4,617
Financing revenues	(33,818)	(73,071)	(108,763)	(114,977)
Financing expenses	23,255	74,250	83,226	129,881
EBITDA	95,855	92,629	281,939	267,766
EBITDA Margin – over Total Revenues	36,5%	40,9%	36,7%	41,9%
EBITDA Margin – over Services Revenues	45,0%	48,8%	43,4%	48,2%

Net Income

During the quarter, net income was R$26.4 million, 44.0% higher than the third quarter of 2002, mainly due to the increase on revenues. Net income per thousand share was R$0.07 and R$0.70 per ADR.

Indebtedness

At September 30, 2003 the debt of the Company was R$309.4 millions comparing with cash and cash equivalent of R$587.3, resulting in a positive net balance of R$308.8 millions. At October 2, 2003 the subsidiary Tim Sul S.A. paid its debentures totalizing R$224.1 millions.

The amount of R$23.8 millions, of the total mentioned above, represents foreign loans (US$), which are fully covered by hedge operations.

During the third quarter of 2003, a financing income of R$33.8 millions was recorded, which source is basically related to the remuneration of the cash and cash equivalents. The financing expense was R$23.2 millions in the same period. Other Information

As determined by a specific regulation of CVM – Comissão de Valores Mobiliários (381/03) or the Brazilian Securities and Exchange Commission, during the first semester of 2003 we engaged our independent auditors Ernst & Young Auditores Independentes S.S., to provide review services related to the adherence of tax procedures in the merger process of Telesc Celular S.A. and CTMR Celular S.A. The estimated amount of the auditor’s fees related to such review, represented approximately 8% of the total audit fees from Tele Celular Sul Participações S.A. and subsidiaries for the year ending 2003. Considering that the engaged-job relates to the review of tax procedures regarding to the incorporation process, we believe that such review does not imply in loss of independence or objectivity of our independent auditors, or existence of conflict of interest.

Capital market

The Company closed the third quarter of 2003 with its common and preferred shares valuing at Bovespa at R$2.18 and R$2.71 per 1,000 shares, respectively. The book value per share per 1,000 shares was R$2.59.

At the New York stock market (NYSE), the Company’s ADRs (American Depository Receipt) were valued at US$9.39 at the last day of the quarter.

Subscribers

The Company finished the third quarter with 1,887,030 subscribers, being 545,426 pos-paid subscribers and 1,341,604 pre-paid subscribers, representing 29% and 71% of total subscribers, respectively.

In terms of gross increases, the Company obtained 196,7 new subscribers, 45% higher than the third quarter of 2002. It represents the leadership in the new clients conquest.

At September 30, 2003, the market share was estimated in 59% and the total estimated penetration rate was 20%.

Selected Financial Data

	3rd quarter/2003	3rd quarter/2002	September 2003 Accumulated	September 2003 Accumulated
Total subscribers	1,887,030	1,664,164	1,887,030	1,664,164
Pos-paid	545,426	499,536	545,426	499,536
Pre-paid	1,341,604	1,169,628	1,341,604	1,169,628
Estimated population in the region (million)	15,0	15,0	15,0	15,0
Municipalities covered	256	235	256	235
Estimated penetration (TSU)	21%	17%	21%	17%
Investments (million)	R$65	R$8	R$94	R$22
Total employees	976	1,055	976	1,055

17.01 – Report on the Special Review - Unqualified

A free translation from Portuguese into English of the Special Review Report of Independent Auditors on the Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brasil.

Report of Independent Accountants on the Special Review of Quarterly Information

Curitiba, October 10, 2003

To the Board of Directors and Shareholders Tele Celular Sul Participações S.A.

We have carried out a special review of the quarterly information (ITR) of Tele Celular Sul Participações S.A., related to the quarter ended September 30, 2003, including the balance sheet, the income statement, the comments over the performance in the quarter and the relevant information, prepared in accordance with the accounting practices adopted in Brazil.

Our review was conducted in accordance with standards established by the Brazilian Institute of Independent Auditors - IBRACON in conjunction with the Federal Accounting Council – (CFC) and mainly was comprised by: (a) inquiries of, and discussions with, management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and subsequent events which have, or could have, significant effects on the Company's financial position and operations.

Based on our special review, we are not aware of any significant adjustments which should be made to the Quarterly Information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the regulations of the Brazilian Securities Commission - CVM.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 015199/O-6- S-PR

Marcos Antonio Quintanilha
CRC-1-SP 132776/O-3 T-SC - S-PR

Group	ITR	Description	Page
01	01	Identification	1
01	02	Head-office	1
01	03	Investor Relations Officer	1
01	04	Quarterly Information Reference	1
01	05	Capital composition	2
01	06	Characteristics of the company	2
01	07	Companies excluded from the consolidated financial statements	2
01	08	Dividends approved and/or paid during and after the quarter	2
01	09	Subscribed capital and changes in current year	3
01	10	Investor Relations Officer	3
02	01	Balance sheet – assets	4
02	02	Balance sheet - liabilities and stockholders' equity	5
03	01	Statements of operations	6
04	01	Notes to the quarterly information	7
05	01	Comments on company performance	36
06	01	Consolidated balance sheet – assets	37
06	02	Consolidated balance sheet - liabilities and stockholders' eq	38
07	01	Consolidated statement of operations	39
08	01	Comments on consolidated performance in the quarter	40
17	01	Report on the special review - unqualified	45

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: October 27, 2003	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer